EXHIBIT 99.1

SchoolWheels Direct Launches Service in Charleston, Hosts Open House This Friday

Company Welcomes Parents & Community to Meet the Staff, See Vehicles and Technology First-Hand

CHARLESTON, S.C., Aug. 13, 2014 (GLOBE NEWSWIRE) -- SchoolWheels Direct, a subsidiary of Student Transportation Inc., North America's third-largest and most progressive provider of school bus transportation services, will host an open house on Friday, August 15th to celebrate the start of the school year and the launch of their Direct to Parent transportation services for select charter and private schools in the Charleston area. These schools include Christ Our King – Stella Maris School, Palmetto Scholars Academy, East Cooper Montessori Charter School, and Lowcountry Leadership Charter School.

The event will take place at the SchoolWheels Direct headquarters at 885 Island Park Drive, Daniel Island, SC 29492 from 3:00pm to 6:00pm, and will feature technology demonstrations, opportunities to meet with the SchoolWheels Direct Staff, and food and beverages for all attendees. The company also suggests it will be an event to meet other parents using the service and for students to meet other students on their route.

The vehicles servicing the area this school year are very different than the state-owned vehicles operating all over South Carolina. SchoolWheels Direct is operating brand new school buses that feature air conditioning, on-board GPS, camera systems for safety and security, Wi-Fi on-board, and other technology-enhancing products and services. The event will feature demonstrations of the company's revolutionary app, SafeStopTM, which allows parents to securely track the status of their child's bus along its route to and from school every day and receive up to date arrival time information, all via the app or web. Families with students enrolled at these schools will also be able to sign up for services on site if they have not already and will be able to learn more about routes and managing their account on the provider's website, www.schoolwheels.com.

"This is a big day for Charleston area parents and students and a big day for our company as well," says Robert Scholer, Director of Sales for SchoolWheels Direct. "After hundreds of calls and emails over the last few months, it has become clear that parents in the Greater Charleston community have been looking for safe, reliable transportation to school. We are excited to provide them with a level of service and quality of vehicle they have never seen before. Our Open House on Friday will be a great opportunity for those in the community to get a sneak peek at what we're offering."

SchoolWheels Direct will also be offering bus service throughout the area for the general public, including organizations, event venues, weddings, and other groups that need transportation for their events.

"In addition to our work with private and charter schools, we're excited at the opportunity to provide Charleston with affordable transportation services," added Scholer. "Renting a school bus is typically half the cost of renting a coach bus or limousine. We're hoping those savings combined with brand new vehicles and great customer service will get more people used to the idea of renting school buses for their events!" Those interested in these services can fill out a request form on the company's website.

For those unable to attend who would like to learn more or those interested in transportation services for their school or organization, please visit www.schoolwheels.com or contact Robert Scholer at (855) 884-2720.

About SchoolWheels Direct

SchoolWheels Direct, founded in 2011, provides safe, reliable and cost-effective school transportation services utilizing the latest technology to communicate with the parents and school districts. The schoolwheels.com parent and payment portal is the technology arm for this direct-to-parent school bus service, featuring online registration, pricing and payments, maps, routes, schools served, and reporting.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 11,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com

CONTACT: Mara Gallagher
         BOLD Communications Group
         (843) 856-2240
         mara@boldcommunicationsgroup.com